4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES POSITIVE PRECLINICAL RESULTS FOR MC-1

RESULTS SUPPORT COMBINATION DEVELOPMENT STRATEGY

WINNIPEG, Manitoba – (May 5, 2005) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, is pleased to announce that results from a preclinical in vivo study have shown potential for MC-1 in the treatment of hypertriglyceridemia. Hypertriglyceridemia is commonly associated with metabolic disorders such as type II diabetes, metabolic syndrome, insulin resistance, and obesity.

The triglyceride-lowering effects of MC-1 were evaluated in an industry-standard cholesterol model. The in-vivo model involves feeding a high cholesterol diet to the subject animals thereby inducing high levels of triglycerides, total cholesterol and LDL cholesterol. Treatment with MC-1 (10 mg/kg) for 7 weeks was associated with a 72% reduction in triglyceride levels vs. control (p=0.03) . In addition to the significant improvement shown relative to placebo, MC-1 also demonstrated an improvement versus an approved, widely prescribed triglyceride reduction agent in this model.

Albert D. Friesen PhD, Medicure’s President and Chief Executive Officer commented, “We are very pleased with the triglyceride reducing capabilities of MC-1. These results are especially encouraging for Medicure’s combination strategy, which is to develop MC-1 in combination with other leading cardiovascular therapeutics.”

Medicure’s lead combination product MC-4232, a combination of MC-1 and an ACE Inhibitor, is currently being investigated in the MATCHED trial in patients with diabetes and hypertension. Dr. Friesen added, “One of the primary endpoints of the MATCHED trial is metabolic function, which includes the measurement of triglyceride reduction. Earlier clinical studies have shown MC-1’s ability to reduce other important metabolic markers such as HbA1c, a marker of hyperglycemia. These new triglyceride findings further strengthen our belief that our combination drug, MC-4232 could represent a major improvement in the treatment of patients with co-existing diabetes and hypertension.”

About the MATCHED Study
The MATCHED study is a randomized, double-blinded, placebo controlled, double-crossover trial encompassing up to 120 patients that will have received MC-1 at doses of 100, 300 or 1000 mg or placebo, given alone and in combination with an ACE Inhibitor, at a dose of 20 mg. This study will assess effects on a variety of important parameters in diabetic hypertensive patients, including blood pressure and metabolic function. Metabolic function measurements will include, among others, fasting serum glucose, glycated hemoglobin (HbA1c) and triglycerides. This study is a key component in Medicure’s plan for a Phase III registration study for MC-4232. Results from the MATCHED study are expected in summer 2005.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

•	Cardiovascular focused pipeline: a global market of over US $70 billion
•	Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
•	Two positive Phase II trials completed
•	Unique products addressing major markets not adequately served by existing drugs
•	Second combination product, MC-4262 is entering development stage
•	Dual action anti-thrombotic, MC-45308, with positive preclinical results

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com